Exhibit 16.1
Tel: 215-564-1900 Fax: 215-564-3940 www.bdo.com	Ten Penn Center 1801 Market Street, Suite 1700 Philadelphia, PA 19103

July 11, 2018

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on July 9, 2018, to be filed by our former client, Malvern Bancorp, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms

BDO is the brand name for the BDO network and for each of the BDO Member Firms.